August 26, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arch Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-267004
CIK No. 0001537561

Acceleration Request
	Requested Date:	August 30, 2022
	Requested Time:	5:00 PM, Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arch Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Alan Wovsaniker of Lowenstein Sandler LLP at (973) 597-2564 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

ARCH THERAPEUTICS, INC.

By:	/s/ Michael S. Abrams
Name:	Michael S. Abrams
Title:	Chief Financial Officer